Egan-Jones Ratings Company ("EJR")

Form NRSRO Exhibit 8

EJR Application to Add Class of Credit Ratings

Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors as of March 25, 2025

Credit Analysts and Credit Analyst Supervisors:

The total number of credit analysts, including credit analyst supervisors: **22**

The total number of credit analyst supervisors: 8

A general description of the minimum qualifications required of the credit analysts & credit analyst supervisory personnel (education & work experience):

Credit Analysts generally are required to have a Bachelor's degree in finance, accounting, economics, computer science, mathematics, and other applicable fields that sufficiently allow for the ability to make critical analyses and adhere to our standards of accuracy and timeliness. CFA or other professional designations are preferred.

Credit analyst supervisors generally possess advanced degrees and/or extensive experience in the applicable fields as well as ability to supervise or train junior analysts.